August 4, 2006 Mr. Jim Allegretto Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:

FPL Group, Inc. (FPL Group)
Form 10-K for the fiscal year ended December 31, 2005
Filed February 23, 2006
File No. 1-8841

Florida Power & Light Company (FPL)
Form 10-K for the fiscal year ended December 31, 2005
Filed February 23, 2006
File No. 2-27612

Dear Mr. Allegretto:

We hereby submit our response to the comments set forth in your letter dated July 21, 2006, with respect to your review of the above referenced periodic reports filed under the Securities Exchange Act of 1934.

For the convenience of the staff of the Securities and Exchange Commission (the Staff), the Staff's comments are included and followed by FPL Group's and, as to comments 2 and 3, FPL's responses.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A)

1.

Please summarize for us the operating performance of FiberNet and tell us what consideration was given to summary discussion of the net results. We realize that you include FiberNet in your Corporate segment, however we did not see any discussion relative to the operating performance of this company in management's discussion. In this regard, we note a $203 million investment in this entity and a discussion of investing $55 million of additional new capital over the next five years. Please advise.

Company Response: FPL FiberNet, LLC's operating performance for the three years ended December 31, 2005 is summarized as follows:

		2005	2004	2003

		($ millions)
	Operating Revenues	$44	$37	$51
	Operating Expenses	$45	$46	$48
	Operating Income	$(1)	$(9)	$3
	Net Loss	$(9)	$(9)	$(2)

Each of these amounts, and the changes therein, were analyzed for disclosure relative to FPL Group's results of operations taken as a whole. In 2003, FPL FiberNet recorded gains associated with two transactions totaling approximately $8 million after tax. The absence of those gains was mentioned when analyzing the change in 2004 results of operations for FPL Group's Corporate and Other segment in FPL Group's 2005 Annual Report on Form 10-K, MD&A - Results of Operations - Corporate and Other. All other amounts and changes for the periods presented were deemed immaterial to FPL Group taken as a whole and to the Corporate and Other Segment in each period and therefore not discussed in MD&A. Furthermore, FPL FiberNet's total assets are less than 1% of FPL Group's consolidated assets at December 31, 2005. The $55 million of new capital that is planned for 2006 through 2010 represents approximately $40 million for projects to meet customers' specific requirements and approximately $15 million to sustain the existing fiber-optic network. Due to the relative insignificance of these amounts, (less than 0.5% of FPL Group's planned capital expenditures for the years 2006 through 2010), further disclosure of FPL FiberNet was not deemed necessary.

2.

Your liquidity discussion does not fully address the cash flow effects of operating activities that are significant to your liquidity position. For example we note the significant storm-related costs for 2004 and 2005 as well as the increase in capital expenditures at FPL resulted in an outflow of cash for the years affected. It is not clear from your discussion the extent to which such cash flow deficiencies were covered by borrowings or margin cash deposits. We believe a more integrated discussion that focuses on the significant changes for at least the most recent fiscal year could be helpful to an investors understanding of your cash flows as well as the security of distributions. Please advise.

Company Response: We believe that the issues the Staff references in its comment are fully addressed in the Liquidity and Capital Resources section of FPL Group's and FPL's 2005 Annual Report on Form 10-K. Specifically, the second paragraph of that section mentions that each of the items referenced in the Staff's comment affected cash flow. However, we have noted your comment and will provide a more integrated discussion in future filings by adding language that summarizes FPL Group's and FPL's cash inflows and outflows during the period.

	For example, we added the language below to FPL Group's and FPL's Form 10-Q for the quarterly period ended June 30, 2006.

FPL Group's and FPL's cash flows for the six months ended June 30, 2006 benefited from net issuances of debt and the recovery from customers of previously incurred fuel costs at FPL. In addition, FPL Group's cash flows benefited from the issuance of common stock. These funds were used to fund capital expenditures at FPL and additional investments at FPL Energy, the return of margin cash deposits to FPL counterparties and the payment of storm-related costs at FPL.

Note 1. Summary of Significant Accounting and Reporting Policies

3.	Please advise why Schedule II is unnecessary for the reserve associated costs expected to be incurred in connection with planned major maintenance activities pursuant to Rule 12-09 of Regulation S-X.

	Company Response: FPL Group's accrual for major maintenance costs at December 31, 2005 and the activity in that account for the year then ended is as follows:

	December 31, 2004	2005 Activity			December 31, 2005

		Accrual	True-Up	Payments

	($ millions)

FPL	$74	$101	$(4)	$(92)	$79
FPL Energy	83	78	-	(47)	114

Total	$157	$179	$(4)	$(139)	$193

FPL Group's accrual for major maintenance costs at December 31, 2004 and 2005 represents approximately 1.2% of FPL Group's total current liabilities, other liabilities and deferred credits and FPL's comparable amounts represent less than 1% of FPL's total current liabilities, other liabilities and deferred credits. As such, these amounts, as well as the activity for the year, were deemed immaterial for Schedule II purposes. The amounts accrued at each year end were disclosed in FPL Group's and FPL's 2005 Annual Report on Form 10-K, Note 1 - Accrual for Major Maintenance Costs.

4.

We assume the amount of unbilled revenue for FPL Energy at December 31, 2004 is nominal, if not, please advise. In this regard, we note the amount disclosed for the current year ended December 31, 2005 of $30 million. You may want to consider comparative disclosures of such amounts in the future.

Company Response: FPL Energy's unbilled revenues at December 31, 2005 related to its retail energy business, which was purchased in June 2005. Therefore, there was no comparable amount to disclose for December 31, 2004. Comparative disclosures will be provided in future filings.

FPL Group and FPL each acknowledge that:

•	they are responsible for the adequacy and accuracy of their respective disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	they may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss the Company's responses to the Staff's comments or any other matters, please contact me at (561) 694-4657.

Sincerely, MORAY P. DEWHURST

Moray P. Dewhurst Vice President, Finance and Chief Financial Officer of FPL Group Senior Vice President, Finance and Chief Financial Officer of Florida Power & Light Company